ALCOA COMPLETES ACQUISITION OF HOWMET

PITTSBURGH, June 20, 2000 - Alcoa Inc. announced today that it completed its acquisition of Howmet International Inc. As a result of the acquisition, which became effective today, each outstanding share of Howmet common stock was converted into the right to receive $21.00 in cash, without interest. Howmet stock ceased to be traded on the New York Stock Exchange as of the close of business on Monday, June 19, 2000.

Howmet stockholders who hold their own stock certificates will receive notice in the mail regarding the process to surrender their shares for cash. Howmet stockholders whose shares are held through banks or brokers will receive information about their holdings from those institutions.

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Editorial Contact:    Joyce A. Saltzman
                      1 412 553 4462

Investor Relations:   Charles D. McLane
                      Randall J. Killeen
                      1 412 553 2231